Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-270327 and 333-270327-01

Citigroup Global Markets Holdings Inc.

$5,000,000

Bearish Absolute Return S&P 500® Index-Linked Notes due May 20, 2026

All Payments Due from Citigroup Global Markets Holdings Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The amount that you will be paid on your notes on the maturity date (May 20, 2026) is based on the performance of the S&P 500® Index (the “underlier”) as measured from and including the trade date (May 17, 2024) to and including the determination date (May 18, 2026). If the final underlier level on the determination date is (i) greater than or equal to the initial underlier level of 5,303.27 or (ii) less than 60.00% of the initial underlier level, you will be repaid the stated principal amount of your notes at maturity and will receive a contingent return of 6.00%. If the final underlier level is less than 95.00% of the initial underlier level, but greater than or equal to 60.00% of the initial underlier level, you will receive a positive return at maturity equal to the absolute value of the underlier return, which is the percentage increase or decrease in the level of the underlier from the initial underlier level to the final underlier level. For example, if the underlier return is -10%, your return will be +10%. However, if the final underlier level is less than the initial underlier level but greater than or equal to 95.00% of the initial underlier level, the return on your notes will be negative and you will lose 1% of the stated principal amount of your notes for every 1% by which the underlier depreciates below the initial underlier level, subject to a minimum settlement amount of $950. You could lose a portion of your investment in the notes.

By purchasing these notes, you primarily are taking the bearish view that the level of the underlier will decline such that the final underlier level will be less than 95.00% of the initial underlier level but greater than or equal to 60.00% of the initial underlier level.

On the maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is zero or positive (the final underlier level is greater than or equal to the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the contingent return;

•	if the underlier return is negative but not below -5.00% (the final underlier level is less than the initial underlier level but greater than or equal to 95.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000 (this amount will be less than $1,000, but will not be less than $950);

•	if the underlier return is negative and less than -5.00%, but greater than or equal to -40.00% (the final underlier level is less than 95.00% of the initial underlier level but greater than or equal to 60.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (ii) the absolute value of the underlier return (this amount will not be less than $1,050 and will not be more than $1,400); or

•	if the underlier return is negative and less than -40.00% (the final underlier level is less than 60.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the contingent return.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-7.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00	$20.00	$980.00
Total:	$5,000,000.00	$100,000.00	$4,900,000.00

(1) On the date of this pricing supplement, the estimated value of the notes is $974.60 per note, which is less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental plan of distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlinks:

•	Product Supplement No. EA-02-10 dated March 7, 2023

•	Underlying Supplement No. 11 dated March 7, 2023

•	Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Inc.

Pricing Supplement No. 2024-USNCH21881 dated May 17, 2024

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlier. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Discontinuance or Material Modification of an Underlying Index,” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlier that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. References to “securities” in the accompanying product supplement include the notes.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: the S&P 500® Index (ticker symbol: “SPX”), as maintained by S&P Dow Jones Indices LLC (the “underlier sponsor”). The underlier is referred to as the “underlying index” and the underlier sponsor is referred to as the “underlying index publisher” in the accompanying product supplement.

Stated principal amount: each note will have a stated principal amount of $1,000; $5,000,000 in the aggregate for all the offered notes

Purchase at amount other than the stated principal amount: the amount we will pay you at the maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-10 of this pricing supplement.

Cash settlement amount (paid on the maturity date): on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier level is greater than or equal to the initial underlier level, the sum of (i) $1,000 plus (ii) the product of $1,000 times the contingent return;

•	if the final underlier level is less than the initial underlier level but greater than or equal to 95.00% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of $1,000 times the underlier return;

•	if the final underlier level is less than 95.00% of the initial underlier level but greater than or equal to 60.00% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of $1,000 times the absolute underlier return; or

•	if the final underlier level is less than 60.00% of the initial underlier level, the sum of (i) $1,000 plus (ii) the product of $1,000 times the contingent return.

Initial underlier level: 5,303.27

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Discontinuance or Material Modification of an Underlying Index” on page EA-40 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Determining the Closing Level” on page EA-37 of the accompanying product supplement and “Description of the Securities —Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage

Absolute underlier return: the absolute value of the underlier return, expressed as a percentage (e.g., a -10% underlier return will equal a +10% absolute underlier return)

Contingent return: 6.00%

Trade date: May 17, 2024. The trade date is referred to as the “pricing date” in the accompanying product supplement.

Original issue date (settlement date): May 24, 2024. See “Supplemental plan of distribution” below for additional information.

Determination date: May 18, 2026. The determination date is referred to as the “valuation date” in the accompanying product supplement and is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur, as described under “Description of the Securities —Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Maturity date: May 20, 2026

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Business day: as described under “Description of the Securities — General” on page EA-21 in the accompanying product supplement

Scheduled trading day: as described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-38 of the accompanying product supplement.

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement and to certain unaffiliated securities dealers at such price less a concession not in excess of 2.00% of the stated principal amount. In addition to the underwriting discount, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than two business days after the trade date, investors who wish to sell the notes at any time prior to the second business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We have hedged our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlier and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” beginning on page EA-56 in the accompanying product supplement.

Calculation Agent: CGMI

CUSIP: 17331URV1

ISIN: US17331URV16

HYPOTHETICAL EXAMPLES

The table and chart below are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity.

The table and chart below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period. Investors in the notes will not receive any dividends on the stocks that constitute the underlier. The table and chart below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier” below.

The information in the table and chart below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the maturity date. If you sell your notes in a secondary market prior to the maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or chart below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness. Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and chart also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Contingent return	6.00%

Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled determination date

No change in or affecting any of the stocks comprising the underlier or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the stated principal amount and held to the maturity date

The actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 106.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the maturity date would equal 106.000% of the stated principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Stated Principal Amount)
200.000%	106.000%
175.000%	106.000%
150.000%	106.000%
125.000%	106.000%
110.000%	106.000%
106.000%	106.000%
105.000%	106.000%
100.000%	106.000%
99.000%	99.000%
97.000%	97.000%
95.000%	95.000%
94.900%	105.100%
90.000%	110.000%
80.000%	120.000%
70.000%	130.000%
60.000%	140.000%
59.900%	106.000%
50.000%	106.000%
25.000%	106.000%
0.000%	106.000%

If, for example, the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 106.000% for each $1,000 stated principal amount of your notes, as shown in the table above. If the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 106.000% for each $1,000 stated principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the maturity date, your return on the notes would be limited to 6.000%.

However, if, for example, the final underlier level were determined to be 96.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 96.000% for each $1,000 stated principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the maturity date, you would lose 4.000% of your investment.

Additionally, if, for example, the final underlier level were determined to be 80.000% of the initial underlier level, the absolute underlier return would be 20.000% and the cash settlement amount that we would deliver on your notes at maturity would be 120.000% for each $1,000 stated principal amount of your notes, as shown in the table above. However, you will benefit from the absolute underlier return only if the final underlier level is below 95.000% of the initial underlier level and equal to or greater than 60.000% of the initial underlier level. The cash settlement amount that we will deliver at maturity in this scenario will be limited to between slightly more than 105.000% and 140.000% (representing a return of between 5.000% and 40.000%) for each $1,000 stated principal amount.  As a result, you would not benefit from the absolute underlier return if the underlier depreciates more than 40.00%.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the stated principal amount of your notes) that we would pay on your notes on the maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level of 100.000% or greater (the section to the right of the 100.000% marker on the horizontal axis) or less than 60.000% (the section to the left of the 60.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 106.000% of the stated principal amount of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 95.000% and less than 100.000% (the section between the 95.000% and 100.000% markers on the horizontal axis) would result in a hypothetical cash settlement amount that is less than 100.000% of the stated principal amount of your notes, and accordingly in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 60.000% but less than 95.000% (the section between the 60.000% and 95.000% markers on the horizontal axis) would result in a hypothetical payment amount that is greater than 105.000% but less than or equal to 140.000% of the stated principal amount of the notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on levels of the underlier that may not be achieved on the determination date. The actual cash settlement amount you receive on the maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of your notes on the maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the maturity date in the examples above assume you purchased your notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Summary Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.

We cannot predict the actual final underlier level or what the value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the value of your notes at any time prior to the maturity date. The actual amount that you will receive at maturity and the return on the notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the maturity date may be very different from the information reflected in the table and chart above.

SUMMARY RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose a Portion of Your Investment in the Notes

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlier. If the final underlier level declines from the initial underlier level but not by more than 5.00%, you will lose 1% of the stated principal amount for each 1% by which the underlier depreciates below the initial underlier level.

The Notes Provide Limited Bearish Exposure to the Performance of the Underlier

You will receive a positive return on the notes equal to the absolute value of the underlier return if the level of the underlier declines such that the final underlier level is less than 95.00% of the initial underlier level but greater than or equal to 60.00% of the initial underlier level. However, if the underlier depreciates but the final underlier level is greater than or equal to 95.00% of the initial underlier level, you will receive less than the stated principal amount at maturity. The only additional circumstance under which you will receive a positive return on the notes is if the final underlier level is (i) greater than or equal to the initial underlier level or (ii) less than 60.00% of the initial underlier level. In this scenario, your return on the notes will be 6.00%.

The Appreciation Potential is Limited

The appreciation potential of the notes is limited. If the final underlier level is (i) greater than or equal to the initial underlier level or (ii) less than 60.00% of the initial underlier level, you will receive a payment at maturity equal to the stated principal amount of your notes plus an amount equal to the contingent return of 6.00% of the stated principal amount. Therefore, you will not benefit from any positive underlier return beyond the contingent return. If the final underlier level declines by more than 5.00% of the initial underlier level but not more than 40.00%, you will receive a payment at maturity equal to the absolute value of the underlier return. In this scenario, your payment at maturity will be limited to 140.00%. Therefore, you will not benefit from the absolute underlier return if the final underlier level is less than 60.00% of the initial underlier level.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

Your ability to participate in any change in the level of the underlier over the life of your notes will be limited and the return on your notes may change significantly despite only a small change in the underlier level. While an underlier return of -40.00% will result in a return on your notes equal to 40.00%, an underlier return of less than -40.00% will result in a return on your notes that is limited to the contingent return. Similarly, if the underlier return is zero or positive, or if it is less than -5.00%, you will receive a positive return on your notes, but if the underlier return is less than zero but greater than or equal to -5.00%, you will lose a portion of your investment in the notes.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier

You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlier. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Your Payment at Maturity Depends on the Closing Level of the Underlier on a Single Day

Because your payment at maturity depends on the closing level of the underlier solely on the determination date, you are subject to the risk that the closing level of the underlier on that day may be less favorable, and possibly significantly less favorable, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing levels of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs also include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier, dividend yields on the stocks that constitute the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlier and a number of other factors, including the price and volatility of the stocks that constitute the underlier, the dividend yields on the stocks that constitute the underlier, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the level of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including long and short positions) in the stocks that constitute the underlier or in instruments related to the underlier or such stocks and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the level of the underlier in a way that has a negative impact on your interests as a holder of the notes.

The Level of the Underlier May Be Adversely Affected by Our or Our Affiliates’ Hedging and Other Trading Activities

We have hedged our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates, who have taken positions directly in the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities. These activities could affect the level of the underlier in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates or any dealer or its affiliates while the value of the notes declines. If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We and Our Affiliates May Have Economic Interests That Are Adverse to Yours as a Result of Our Affiliates’ Business Activities

Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlier, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

If certain events occur, such as market disruption events or the discontinuance of the underlier, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Adjustments to the Underlier May Affect the Value of Your Notes

The underlier sponsor may add, delete or substitute the stocks that constitute the underlier or make other methodological changes that could affect the level of the underlier. The underlier sponsor may discontinue or suspend calculation or publication of the underlier at any time without regard to your interests as holders of the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount.

THE UNDERLIER

The S&P 500® Index consists of common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The S&P 500® Index is calculated and maintained by S&P Dow Jones Indices LLC. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions—The S&P U.S. Indices—License Agreement” in the accompanying underlying supplement.

Please refer to the section “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement for important disclosures regarding the underlier. Additional information is available on the underlier sponsor’s website (including information regarding (i) the underlier’s top ten constituents and (ii) the underlier’s sector weightings). We are not incorporating by reference the website or any material it includes in this document. Neither the issuer nor CGMI makes any representation that such publicly available information regarding the underlier is accurate or complete.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the closing level of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the closing level of the underlier for each day such level was available from January 2, 2019 to May 17, 2024. We obtained the closing levels from Bloomberg L.P., without independent verification.

The closing level of the underlier on May 17, 2024 was 5,303.27.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Prospective investors should note that the section entitled “United States Federal Tax Considerations” in the accompanying product supplement does not apply to the securities issued under this pricing supplement and is superseded by the following discussion.

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as debt for U.S. federal income tax purposes. Under this treatment, based on current market conditions, it is reasonable to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of 5.222%, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $1,108.090 at maturity.

ACCRUAL PERIOD			OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date	—	June 30, 2024	$5.222	$5.222
July 1, 2024	—	December 31, 2024	$26.246	$31.468
January 1, 2025	—	June 30, 2025	$26.932	$58.400
July 1, 2025	—	December 31, 2025	$27.635	$86.035
January 1, 2026	—	May 20, 2026	$22.055	$108.090

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 14, 2024, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on February 14, 2024, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors

(or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Karen Wang, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

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